 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Biodexa Pharmaceuticals PLC
(Name of Issuer)

Ordinary Shares, Nominal Value $.001 per share
(Title of Class of Securities)

59564R708
(CUSIP Number)

December 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59564R708

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		89,105,200 Ordinary Shares (represented by 222,763 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

89,105,200 Ordinary Shares (represented by 222,763 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,105,200 Ordinary Share (represented by 222,763 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding shares held by the Reporting Person without reflecting for the full exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

2

CUSIP No. 59564R708

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		89,105,200 Ordinary Shares (represented by 222,763 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

89,105,200 Ordinary Shares (represented by 222,763 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,105,200 Ordinary Share (represented by 222,763 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding shares held by the Reporting Person without reflecting for the full exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

3

CUSIP No. 59564R708

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding shares held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

4

CUSIP No. 59564R708

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding shares held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

5

CUSIP No. 59564R708

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding shares held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

6

CUSIP No. 59564R708

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,232,400 Ordinary Shares (represented by 213,081 ADSs) 120,817,200 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding y shares, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

7

CUSIP No. 59564R708

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		174,337,600 Ordinary Shares (represented by 435,844 ADSs) 241,634,400 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

174,337,600 Ordinary Shares (represented by 435,844 ADSs) 241,634,400 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,337,600 Ordinary Shares (represented by 435,844 ADSs) 241,634,400 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 89,105,200 Ordinary Shares owned by Bigger Capital, 120,817,200 Ordinary Shares issuable upon exercise of Warrants owned by Bigger Capital, 85,232,400 Ordinary Shares owned by District 2 CF, and 120,817,200 shares issuable upon exercise of Warrants owned by District 2 CF. As more fully described in Item 4, the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

8

CUSIP No. 59564R708

Item 1(a).	Name of Issuer:

Biodexa Pharmaceuticals PLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ, United Kingdom

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

2250 Red Springs Drive
Las Vegas, NV 89135

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

2250 Red Springs Drive
Las Vegas, NV 89135

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

Michael Bigger

2250 Red Springs Drive
Las Vegas, NV 89135

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP No. 59564R708

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value .001 per share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 59564R708 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Capital Market under the symbol “BDRX.” Each ADS represents 400 Ordinary Shares.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of December 21, 2023, Bigger Capital beneficially owned 89,105,200 Ordinary Shares (represented by 222,763 ADSs) and an aggregate of 120,817,200 Ordinary Shares issuable upon exercise of Warrants. As described below, the Warrants contain a 9.99% beneficial ownership limitation.

10

CUSIP No. 59564R708

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 89,105,200 Ordinary Shares beneficially owned by Bigger Capital and 120,817,200 shares issuable upon exercise of Warrants beneficially owned by Bigger Capital.

As of December 21, 2023, District 2 CF beneficially owned 85,232,400 Ordinary Shares and 120,817,200 Ordinary Shares issuable upon the exercise of Warrants. As described below, the Warrants contain a 4.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 85,232,400 Ordinary Shares beneficially owned by District 2 CF and the 120,817,200 Ordinary Shares issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 85,232,400 Ordinary Shares beneficially owned by District 2 CF and the 120,817,200 Ordinary Shares issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 85,232,400 Ordinary Shares beneficially owned by District 2 CF and the 120,817,200 Ordinary shares issuable upon exercise of the Warrants beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 89,105,200 Ordinary Shares beneficially owned by Bigger Capital, (ii) 85,232,400 Ordinary Shares beneficially owned by District 2 CF, (iii) 120,817,200 Ordinary Shares issuable upon exercise of Warrants owned by Bigger Capital, and (iv) 120,817,200 Ordinary Shares issuable upon exercise of Warrants owned by District 2CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Ordinary Shares owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of Ordinary Shares beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the Ordinary Shares beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The percentages used in this Schedule 13G are calculated based on 1,047,806,522 Ordinary Shares outstanding, as reported by the Issuer in the Report of Foreign Private Issuer of Form 6-K filed with the Securities and Exchange Commission on December 21, 2023, after giving effect to the consummation of the offering described therein, and assumes the exercise of the warrants held by Bigger Capital and District 2 CF, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the warrants held by Bigger Capital and District 2 CF cannot exercise such warrants to the extent the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding Ordinary Shares (the “9.99% Blocker”). The percentage set forth on Row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all the warrants due to the 9.99% Blocker.

11

CUSIP No. 59564R708

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by District 2 CF.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

12

CUSIP No. 59564R708

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

BIGGER CAPITAL FUND, LP		BIGGER CAPITAL FUND GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
DISTRICT 2 CAPITAL LP

DISTRICT 2 CAPITAL FUND LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	DISTRICT 2 HOLDINGS LLC
Managing Member
		By:	/s/ Michael Bigger
Michael Bigger
DISTRICT 2 GP LLC			Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	MICHAEL BIGGER

13